Laurie A. Cerveny, Esq.

Direct Dial: (617) 951-8527

Email: laurie.cerveny@bingham.com

February 10, 2011

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:	Entech Solar, Inc.
Registration Statement on Form S-1
Filed December 20, 2010
File No. 333-171296

Dear Ms. Ravitz:

On behalf of our client, Entech Solar, Inc., a Delaware corporation (the “Company”), this letter is in response to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”) that was contained in your letter dated February 7, 2011 (the “Comment Letter”).

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference the comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response.

Comment:

1.	We note your response to prior comment 2, but continue to believe that your prospectus cover page must include the number of shares offered. See Regulation S-K Item 501. In this instance, you may make a good- faith estimate of the maximum number of shares that you may issue upon exercise of the warrants to determine the number of shares to register for resale. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.10.

In response to the Staff’s comment, the Company has amended the Registration Statement on the date hereof to include the number of shares offered based on the Company’s good-faith estimate of the maximum number of shares that the Company may issue upon exercise of the warrants.

*        *        *

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission

February 10, 2011

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience and note that the Company desires to go effective on the Registration Statement no later than February 14, 2011 and will, accordingly, file an acceleration request with the Commission today. Thank you in advance for your prompt response to this letter and again, if you have any questions or comments please feel free to contact me at 617.951.8527.

Sincerely,

/s/ Laurie A. Cerveny
Laurie A. Cerveny

cc:	Jay Mumford, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
David Gelbaum, Entech Solar, Inc.
Shelley Hollingsworth, Entech Solar, Inc.
Jacob J. Worenklein, Esq., Bingham McCutchen LLP
David W. Mason, Esq., Bingham McCutchen LLP
Gitte J. Blanchet, Esq., Bingham McCutchen LLP